UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                     November                             , 2004
                ---------------------------------------------------------


                                 Frontline Ltd.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F  [X]     Form 40-F  [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes  [_]     No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated November 15, 2004.

                                    Exhibit 1

FRONTLINE LTD.

INTERIM REPORT JULY - SEPTEMBER 2004

Highlights

o Frontline reports net income of $150.6 million and earnings per share of $2.02 for the third quarter of 2004.
o    Frontline announces a cash dividend of $2.50 per share.
o A further 13.2 percentage points of Frontline's holding of common shares of Ship Finance International Limited ("Ship Finance") will be distributed to Frontline's shareholders on December 15, 2004.

Third Quarter and Nine Months Results

The Board of Frontline Ltd. announces net income of $150.6 million for the third quarter of 2004, equivalent to earnings per share of $2.02. This is the best third quarter results ever recorded by the Company. Operating income for the quarter was $220.5 million. This after a one time charge of $9.6 million incurred in connection with the termination of the bareboat charters out for two of the Company's VLCCs. The average daily time charter equivalents ("TCEs") earned in the spot and period market by the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers were $67,200, $45,900 and $27,300, respectively, compared with $58,500, $36,700 and $27,000 respectively in the second quarter of 2004.

Administrative expenses were $5.0 million for the third quarter of 2004. Interest income for the quarter was $7.0 million, of which $5.8 million relates to Independent Tankers Corporation ("ITC"). Interest expense for the quarter was $51.1 million (of which $16.3 million relates to ITC) compared with $51.1 million in the second quarter (of which $16.4 million relates to ITC). The total of other financial items for the quarter was a net loss of $26.2 million compared to net gains of $25.3 million in the second quarter. Other financial items include losses of $17.2 million from freight future agreements in the third quarter compared with gains of $0.5 million in the second quarter. The freight futures losses result from mark to market valuation of the Company's hedging program for financial forward fixtures. Movement in interest rates has generated valuation losses of $10.9 million on interest rate swaps in the third quarter compared with gains of $26.8 million in the second quarter. At September 30, 2004 the Company had interest rate swaps with a total notional principal amount of $633.9 million outstanding, of which Ship Finance holds $583.9 million. Net income for the quarter includes a gain of $9.1 million which resulted from an issue of shares in July 2004 by our subsidiary Ship Finance. As a result of this transaction, the Company's ownership interest in Ship Finance International Limited is reduced, resulting in a "dilution gain." The Yen rate moved from 108.38 at June 30, 2004 to 110.92 at September 30, 2004 and accordingly the Company recording total foreign exchange gain of $3.0 million in the quarter on Yen debt in subsidiaries and certain Yen currency contracts.

The Company has a 20 percent profit share arrangement with Ship Finance for any earnings Frontline makes above the fixed charter rates. This profit share is determined on an annual basis. So far this year approximately $61.9 million has been accumulated of which $42.4 million has been recognised in the third quarter in accordance with US generally accepted accounting principles. The unrecognized profit share of $19.5 million will be recognised in the fourth quarter provided Ship Finance's vessels continue to earn in excess of the fixed charter rates we pay Ship Finance. Frontline's minority interest includes approximately 36% of the booked amount of profit share as at September 30, 2004.

Frontline announces net income of $534.2 million for the nine months ended September 30, 2004, equivalent to earnings per share of $7.24. This is the best nine months results ever recorded by the Company. The average daily time charter equivalents ("TCEs") earned in the spot and period market by the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers were $66,900, $47,000 and $26,800, respectively

As at September 30, 2004, the Company had total cash and cash equivalents of $726.5 million. This amount includes restricted cash of $566.9 million of which $305.8 million relates to deposits in ITC and $250.0 million in Frontline Shipping Limited. As of October 25, 2004, Frontline has cash breakeven rates on a TCE basis for VLCCs and Suezmaxes of $21,263 and $15,848, respectively.

Corporate and Other Matters

On July 12, 2004, the Company announced the purchase of two newbuilding VLCCs to be delivered in 2006. In addition, on July 13, 2004 the Company announced the acquisition of three 1989 to 1990 built Suezmax tankers. This acquisition was part-financed by the issuance and private placement of 600,000 ordinary shares to a group of institutional investors at a purchase price of NOK 246 per share, equivalent to a total of approximately $21.5 million. Two of these Suezmax tankers were delivered to Frontline during the third quarter and the third was delivered in October 2004.

On October 6, 2004, the Company announced the issuance and private placement of 300,000 ordinary shares to institutional investors at a purchase price of NOK 352 per share. The total proceeds of $15.7 million have been used to assist in financing the purchase of a 1992 built Suezmax tanker that Frontline acquired on October 5, 2004.

On October 22, 2004 the Company announced that it had sold the joint owned single hull VLCC Golden Fountain to Chinese interests. The vessel will be delivered to the new owner in the period December 15-30.

On November 3, 2004 the Company announced that it had chartered out two 1991 built single hull VLCCs to a subsidiary of Titan Petrochemicals Group, a Hong Kong Stock Exchange listed company. The vessels are chartered out for a period that will cover the remaining life of the vessel until IMO's single hull ban comes into effect in 2010. The contracts will provide the Company with a guaranteed minimum hire of $35,000 per day and in addition provide for a 50:50 profit sharing of earnings in excess of $37,500 per day.

Since the end of the quarter the Company has also acquired the single hull Suezmax tanker New Horizon, built in 1988. The vessel has been acquired as an opportunistic deal with the purpose of maximizing the short to medium term earnings in the Company. The vessel will enter the fleet in the fourth quarter. The risk in this transaction is limited by the short-term earnings situation and is further supported by the scrap value.

On November 5, 2004 the Company informed the owner of three KG financed VLCCs that it wants to declare its purchase option on these three vessels. Frontline will initiate discussions with Ship Finance regarding a refinancing and subsequent long-term leasing of these vessels. It is anticipated that such a refinancing will release approximately $100 million in liquidity.

On November 15, 2004, the Board declared a dividend of $2.50 per share. The record date for the dividend is November 26, 2004 and the dividend will be paid on or about December 8, 2004.

The Board has, in line with existing strategy, decided to divest further 13.2 percentage points of Frontline's investment in Ship Finance. The shares will be divested through a dividend payout. Every Frontline shareholder will receive 2 shares in Ship Finance for every 15 shares held in Frontline. The record date for the dividend is December 1, 2004 and the distribution will be made on December 15, 2004. Based on a valuation of free cash flow before reinvestments, Ship Finance trades at a substantial discount to other yield oriented shipping stocks. If this valuation gap continues it is likely that even the remaining shares will be spun off as dividend instead of a straight sale to third parties.

At September 30, 2004, 74,525,169 ordinary shares were outstanding and the weighted average number of shares outstanding for the quarter and nine months then ended were 74,433,865 and 73,758,695, respectively.

The Market

The strong tanker market that we experienced in the second quarter of 2004 continued into the third quarter at even higher levels. Except for a brief, weak period in the beginning of September, the VLCC market from the Middle East to the Far East stayed above Worldscale (WS) 100 (or $54,000 per day Time Charter Equivalent (TCE)) for the whole quarter. The average WS rate from the Arabian Gulf to the East was about WS 119 versus WS 110 in the second quarter. This equates to a TCE of $67,000 per day versus $61,000 per day in the second quarter. In the Suezmax market from West Africa to the east coast of the U.S. the average WS rate for the third quarter was WS 161 or about $45,500 per day TCE. The continued strong market was a result of the high world oil demand especially into China, and improving world economic activity in general. Almost all additional demand was met by increased production in the Middle East, resulting in increased ton-miles.

According to the IEA, average OPEC oil production, including Iraq, in the third quarter of 2004 was approximately 29.2 million barrels per day (b/d), an increase from the second quarter when they produced about 28.1 million b/d. During the quarter, OPEC continued their policy of `producing what is needed to supply the market', but despite this, oil prices continued to climb to record levels.

The IEA estimates that world oil demand averaged 81.9 million b/d in the third quarter, an increase of 3.3 percent from the third quarter of 2003. The IEA further predicts that the average demand for 2005 will be 83.8 million b/d. Many oil analysts are still concerned that demand might end up being higher than production capacity this coming winter.

The world VLCC fleet totalled 441 vessels at the end of the third quarter 2004, an increase of 5 vessels or 1.4 percent over the quarter. One VLCC was scrapped in the period and 6 were delivered. The total order book is now at 86 vessels. This represents 20 percent of the current VLCC fleet. A total of 9 VLCCs were ordered during the quarter.

The world Suezmax fleet totalled 306 vessels at the end of the quarter. 1 Suezmax was scrapped during the quarter and 3 were delivered. The total order book for Suezmaxes is now at 79. This represents 26 percent of the current Suezmax fleet. A total of 5 Suezmaxes were ordered in the quarter.

Ship prices continued a strong upwards movement in the quarter. Modern VLCCs for prompt delivery have been sold at prices up to $125 million, while similar type Suezmaxes are approaching $80 million price levels. Newbuilding prices have crossed $100 million for VLCCs, supported by increases in steel prices and currency movements, but also driven by significant cost increases in main engine and other equipment prices.

The tanker market looks very attractive for the remainder of the year. The freight futures market seems to be reflecting this view, and it is currently possible to sell freight futures for the rest of this year at a level that equates to approximately $196,000 per day for a VLCC, and $75,000 per day for next year. For Suezmaxes we can now hedge the rest of this year at $86,000 per day and $48,000 per day for next year.

Frontline expects a strong market for the rest of the winter with very strong earnings.

Strategy

The Company has during the last six months acquired a total of seven vessels including two VLCCs presently under construction. The five single hull Suezmaxes that have been acquired strengthen the Company's position in the Suezmax market and improve the Company's earnings. The strong spot market and the substantial steel value of these vessels limit the financial risk in these transactions dramatically.

The Board continues monitoring transactions which could strengthen Frontline's long-term position in the market. This includes individual ship deals as well as larger corporate transactions.

In order to secure some long-term earnings stability the Company has decided to put part of the fleet away on long-term charter arrangements. Initially the main target will be to secure long-term employment for a major part of the Company's single hull tonnage. Due to the positive outlook for the industry the Company will prefer agreements where the downside is totally protected but where a significant part of the upside still can be kept. The two ship VLCC deal with Titan is an illustration of such an arrangement. The long-term charter rates in today's market are significantly higher than the rates Frontline pays to Ship Finance. Through such charter agreements we thereby secure a long-term cash generation and significantly reduce the risk for the remaining vessels.

Two of the Company's OBO carriers will end their existing charters in the fourth quarter. One of them has been renewed for a three year charter at $40,000 per day, while the other ship is likely to trade in the spot market until a satisfactory charter arrangement has been concluded. The renewal of the OBO charter will improve the charter income from this segment in the coming period.

Frontline has, in the fourth quarter, increased its ownership in the freight future exchange Imarex to 30 percent. Imarex is showing strong positive developments in its results and has recently concluded a heavily oversubscribed equity offering. Imarex plans a listing on the Oslo Stock Exchange in the first half of 2005.

The work with the spin off of Frontline's Dry Bulk activities has taken somewhat longer time than originally anticipated. The technical challenges in the spin off are now almost concluded. The Dry Bulk company, which will be called Golden Ocean Group Limited ("Golden Ocean"), will initially own the two cape size vessels Channel Alliance and Channel Navigator. In addition Golden Ocean will have a profitable charter agreement for a third cape size vessel. It is anticipated that the record date for the full spin off of Golden Ocean will be December 1. Further confirmation of the record date and a brief description of the Company will be provided to shareholders during the next weeks. It is the intention to list Golden Ocean at the Oslo Stock Exchange. Golden Ocean will not be a SEC registered company, and this will limit Frontline's ability to dividend shares to non-QIB investors in the US. For non-QIB shareholders with addresses in the US, the shares in Golden Ocean will be sold in the market and the proceeds distributed directly to these investors.

Outlook

The strong rise in the spot rates this autumn confirms the very tight supply demand situation in the tanker market. The fundamental situation has been supported by strong demand for oil, and a limited net supply of new tonnage during the last years. Even if it is likely that the fleet will show higher net growth during the next two to three year period, the fundamental picture looks strong. Such an outlook is supported by the forward freight market as well as by the increased activities by charterers to secure long-term tonnage. The increased long-term charter activity gives Frontline a unique opportunity to lower the financial risk, secure good long-term earnings, and still have the major part of the fleet exposed to what looks like a very attractive spot market in the years to come.

The low historic cost price of the Frontline fleet compared to ordering or second-hand purchase in today's market gives the Company a true financial benefit. This benefit should be realised as superior earnings and dividend to the Company's shareholders in the years to come.

The earnings achieved on the ships so far in the fourth quarter show a significant improvement from the third quarter. The net income for the fourth quarter is, based on the facts known today, likely to be well above $300 million. The Company will maintain a high pay out ratio.

The Company is well positioned and the Board looks optimistic on the future.

Forward Looking Statements

This press release contains forward-looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline Management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

November 15, 2004
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda


                FRONTLINE GROUP THIRD QUARTER REPORT (UNAUDITED)



  2003         2004      INCOME STATEMENT                              2004         2003       2003
Jul-Sept    Jul-Sept    (in thousands of $)                         Jan-Sept      Jan-Sept    Jan-Dec
                                                                                             (audited)
  221,075     410,097   Total operating revenues                    1,216,679      886,185    1,173,783
    6,914           -   Gain (loss) from sale of assets                  (225)       3,136        5,626
   78,837      92,538   Voyage expenses and commission                257,163      256,012      323,598
   31,034      33,785   Ship operating expenses                        94,402       86,793      117,604
   16,117      12,072   Charter hire expenses                          33,327       58,967       81,009
    4,566       4,961   Administrative expenses                        16,313       10,286       17,889
   37,311      46,228   Depreciation                                  137,039      108,253      146,907
  174,779     189,584   Total operating expenses                      538,244      520,311      687,007
   60,124     220,513   Operating income                              678,210      369,010      492,402
    1,467       6,962   Interest income                                23,220        7,448        9,185
  (17,543)    (51,109)  Interest expense                             (155,979)     (53,096)     (75,097)
    1,662       1,587   Share of results from associated companies      5,933       32,115       33,533
    4,414     (26,160)  Other financial items                         (13,533)      29,263          300
        -       9,050   Gain on issue of shares by subsidiary           9,050            -            -
  (12,221)      3,016   Foreign currency exchange gain (loss)           5,071      (12,093)     (17,193)
   37,903     163,859   Income before taxes and minority interest     551,972      372,647      443,130
        -      13,279   Minority Interest                              17,659            -            -
        -           -   Taxes                                             113           (3)           3
        -           -   Cumulative effect of change in accounting           -            -       33,767
                        principle
   37,903     150,580   Net income                                     534,200     372,650      409,360

                        Basic Earnings Per Share Amounts ($)
    $0.52       $2.02   EPS from continuing operations before           $7.24        $4.95        $5.92
                        cumulative effect of change in accounting
                        principle
    $0.52       $2.02   EPS                                             $7.24        $4.95        $5.47


                        Time Charter Equivalent earnings ($ per
                        day per ship)*

   28,200      67,200   VLCC                                           66,900       42,900       42,300
   22,000      45,900   Suezmax                                        47,000       34,300       33,900
   22,500      27,300   Suezmax OBO                                    26,800       33,300       31,900

          * Basis = Calendar days minus off-hire. Figures after deduction of broker commission


The Company's vessels are operated under time charters, bareboat charters, voyage charters, pool arrangements and COAs. Under a time charter, the charterer pays substantially all of the vessel voyage costs. Under a bareboat charter the charterer pays substantially all of the vessel voyage and operating costs. Under a voyage charter, the vessel owner pays such costs. Vessel voyage costs are primarily fuel and port charges. Accordingly, charter income from a voyage charter would be greater than that from an equally profitable time charter, to take account of the owner's payment of vessel voyage costs, and charter income from a bareboat charter would be lower than that from an equally profitable time charter, to take account of the charterer's payment of vessel operating costs. In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily time charter equivalent earnings, or TCEs. For bareboat charters this is calculated by dividing the sum of bareboat charter revenues and an estimate of operating costs that we would pay under a comparable time charter by the number of days on charter. For voyage charters, this is calculated by dividing net voyage revenues by the number of days on charter. Days spent off-hire are excluded from these calculations. Net voyage revenues, a non-GAAP measure, provides more meaningful information to us than voyage revenues, the most directly comparable GAAP measure. Net voyage revenues are also widely used by investors and analysts in the tanker shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles our net voyage revenues to voyage revenues.

   2003      2004                                                       2004          2003        2003
 Jul-Sept  Jul-Sept                                                  Jan-Sept      Jan-Sept     Jan-Dec
  200,557  329,128   Voyage revenues                                  998,593       846,237    1,089,583
  (78,837) (92,538)  Voyage expenses and commission                  (257,163)     (256,012)    (323,598)
  121,720  236,590   Net voyage revenues                              741,430       590,225      765,985


BALANCE SHEET                                                           2004          2003        2003
(in thousands of $)                                                   Sept 30       Sept 30      Dec 31
                                                                                                (audited)
ASSETS
Short term
Cash and cash equivalents                                             159,599       223,787       124,189
Restricted cash                                                       566,865         4,100       891,887
Other current assets                                                  222,674       145,660       181,928
Long term
Newbuildings and vessel purchase options                               24,231        18,412         8,370
Vessels and equipment, net                                          2,297,344     2,089,801     2,165,239
Vessels under capital lease, net                                      730,438       468,024       765,126
Investment in finance lease                                           113,668             -       120,894
Investment in associated companies                                     13,078       131,297       173,329
Deferred charges and other long-term assets                            38,455        16,043        32,573
Total assets                                                        4,166,352     3,097,124     4,463,535

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term interest bearing debt                                      147,559       148,060       191,131
Current portion of obligations under capital lease                     21,139        19,905        20,138
Other current liabilities                                             133,134        69,564       110,043
Long term
Long term interest bearing debt                                     2,057,741     1,061,157     2,091,286
Obligations under capital lease                                       737,615       463,007       753,823
Other long term liabilities                                            46,393        25,955        41,697
Minority interest                                                     222,022             -             -
Stockholders' equity                                                  800,749     1,309,476     1,255,417
Total liabilities and stockholders' equity                          4,166,352     3,097,124     4,463,535



 2003          2004     STATEMENT OF CASHFLOWS                                      2004              2003               2003
Jul-Sept    Jul-Sept    (in thousands of $)                                       Jan-Sept          Jan-Sept            Jan-Dec
                                                                                                                       (audited)
                        OPERATING ACTIVITIES
   37,903     150,580   Net income (loss)                                            534,200           372,650           409,360
                        Adjustments to reconcile net income to
                        net cash provided by operating activities
   37,865      48,717   Depreciation and amortisation                                146,322           109,774           149,769
   12,947      (4,944)  Unrealised foreign currency exchange (gain) loss              (2,618)           11,877            17,955
   (6,916)          -   Gain or loss on sale of assets                                   225            (3,138)           (5,626)
   (1,662)     (1,587)  Results from associated companies                             (5,933)          (32,115)          (33,533)
   (2,406)     16,298   Adjustment of financial derivatives to market value              142           (24,910)          (28,180)
        -      (9,050)  Gain on issue of shares by subsidiary                        (9,050)                 -                 -
        -           -   Change in accounting principle                                     -                 -            33,767
      (29)     12,071   Other, net                                                    14,871            (1,166)            1,311
    3,269      12,905   Change in operating assets and liabilities                   (13,386)           (8,059)          (21,543)
   80,971     224,990   Net cash provided by operating activities                    664,773           424,913           523,280

                        INVESTING ACTIVITIES
      744      27,613   Maturity (placement) of restricted cash                      327,485             4,549          (559,430)
 (51,938)     (61,107)  Additions to newbuildings, vessels and equipment             (61,352)          (66,565)          (66,589)
  236,180           -   Proceeds from sales of vessels                                     -           352,065           427,305
   (5,858)      1,480   Investments in associated companies, net                     (29,263)           (5,363)          (80,030)
 (10,042)           -   Purchase of option                                                 -           (10,042)          (10,042)
        -           -   Acquistion of subsidiaries, net of cash acquired              (4,145)           (2,363)           (2,363)
        -         946   Receipts from investments in finance leases
                        and loans receivable                                           9,056                 -                 -
   13,934           -   Purchases and sales of other assets, net                      11,690            13,869            22,091
  183,020     (31,068)  Net cash provided by (used in) investing activities          253,471           286,150          (269,058)

                        FINANCING ACTIVITIES
     (472)    119,155   Proceeds from long-term debt, net of fees paid             1,672,049            45,537           608,808
 (122,274)   (147,111)  Repayments of long-term debt                              (1,763,066)         (347,715)         (465,313)
   (3,614)     (5,569)  Repayment of capital leases                                  (15,207)           (8,622)          (13,134)
 (154,335)   (159,392)  Dividends paid                                              (821,010)         (241,843)         (338,033)
      351      45,735   Issue of shares, net                                          46,863           (26,711)          (25,631)
 (280,344)   (147,182)  Net cash used in financing activities                       (880,371)         (579,354)         (233,303)

 (16,353)      46,740   Net increase (decrease) in cash and cash
                        equivalents before change in accounting principle             37,873           131,709            20,919

        -           -   Cash effect of change in accounting principle                      -                 -            11,192
 (16,353)      46,740   Net increase (decrease) in cash and cash equivalents
                        after change in accounting principle                          37,873           131,709            32,111
  240,140     112,859   Cash and cash equivalents at start of period                 121,726            92,078            92,078
  223,785     159,599   Cash and cash equivalents at end of period                   159,599           223,787           124,189


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                 Frontline Ltd.
                                                 --------------
                                                  (Registrant)



Date   November 19, 2004          By  /s/ Kate Blankenship
                                     --------------------------------
                                          Kate Blankenship
                                     Secretary and Chief Accounting Officer

02089.0009 #527918